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                             SEC FILE NUMBER 0-21782

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2004

                       FLETCHER CHALLENGE FORESTS LIMITED
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                 (Translation of Registrant's Name Into English)

              8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020
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                    (Address of Principal Executive Offices)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F    A    Form 40-F

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes          No     A

      (If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

      THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENTS ON FORMS F-3 (NOS. 333- 6526, 333- 8932 AND 333- 12726) AND S-8 (FILE NO. 33- 97728) OF
      FLETCHER CHALLENGE FORESTS LIMITED AND CERTAIN OF ITS SUBSIDIARIES AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.


                                   SIGNATURES

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 1 April 2004                      FLETCHER CHALLENGE FORESTS LIMITED
                                       ----------------------------------

                                       P M GILLARD
                                       SECRETARY

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[TENON LOGO]                                                       NEWS RELEASE

TO:      THE BUSINESS EDITOR

From:    Paul Gillard , Director, Corporate & Legal Services, TENON LIMITED
         Telephone:   64-9-571 9846
         Fax:         64-9-571 9872


Please note: if you do not receive 2 page(s) including this page, or if any page is not readable, please call the information officer immediately on telephone 64-9-571 9814.

Information on Tenon Limited can be found at http://www.tenon.co.nz.

  STOCK EXCHANGE LISTINGS: NEW ZEALAND (TEN), AUSTRALIA (TNN) & NEW YORK (FFS).

================================================================================

                      AGREEMENT FOR SALE OF TARAWERA FOREST
                         AND CHH/NST LITIGATION SETTLED

Auckland, 1 April, 2004 - Tenon Limited announced today that it has entered into an agreement under which its subsidiary, Tarawera Forests Limited, will sell a one-rotation forestry right over the Tarawera forest estate.

In summary:

      -     The sale price is NZ$165 million, all payable in cash

      - The purchasers are Kiwi Forests Group Limited (Kiwi) and Hancock Natural Resource Group, Inc. (HNRG), the world's largest manager of timberland investments, with HNRG being the ultimate owner of the Tarawera forestry right

      - The conditions for completion which must be satisfied are receipt of approval by Kiwi and HNRG for the purchase from the New Zealand Overseas Investment Commission, and HNRG securing the investment funding required to complete the purchase

      - Kiwi and HNRG have entered into an agreement for Kiwi to sell forest assets to HNRG, and consistent with HNRG's desire to ensure that it acquires a meaningful estate in New Zealand, the Tarawera sale is conditional on the Kiwi/HNRG transaction completing

      - The transaction is subject to the approval of Tenon's shareholders if the NZX and ASX determine that is required

      - Wood supply arrangements will be agreed to ensure that existing contractual arrangements to be met from the Tarawera forest can continue to be honoured

      -     The transaction is expected to complete in June 2004

      - Tenon is also transferring certain related equipment, wood supply agreements and other obligations to Kiwi/HNRG

Tenon owns 82.5% of the shares of Tarawera Forests Limited, which owns the forest that is subject to the forestry right being sold to HNRG.

In conjunction with the sale of the forestry right, Tenon is discussing with the minority shareholders of Tarawera Forests Limited options for restructuring that company following the sale of the forestry right, which may include the acquisition by the minority shareholders of the freehold land on which the forest is situated.

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Tenon will advise the market when the HNRG conditions for completion have been satisfied. This is expected by mid May 2004.

Tenon is seeking clarification from the New Zealand Exchange and the Australian Stock Exchange on whether a special meeting of its shareholders is required to approve the sale of the Tarawera Forestry Right. If no shareholder approval is required, the sale should complete in mid June 2004. If shareholder approval is required, then Tenon will send an explanatory memorandum to shareholders late May, and hold a shareholders' meeting mid June.

Tenon is also pleased to advise that it has entered into an agreement with Carter Holt Harvey and Norske Skog Tasman that provides for the full resolution of their disputes with Tenon concerning Tenon's obligations to provide pulpwood to them under a number of supply agreements. The settlement involves a restructuring of the supply obligations from the former Tenon estate so as to enhance CHH/NST certainty of supply, together with a cash component from Tenon (which is not material to Tenon's business) in recognition of CHH/NST varying their perpetual supply rights. The agreement will take effect on completion of the sale of the Tarawera Forestry Right.

The litigation filed against Tenon in February 2004 by Carter Holt Harvey and Norske Skog will be discontinued on the sale of the Tarawera forestry right completing.

Commenting on the sale agreement and litigation settlement announced today, Tenon Chief Executive John Dell said:

"This agreement confirms our belief that there would be considerable interest in the Tarawera assets, and that we would be able to enter an agreement in a relatively short timeframe. We are confident that the sale to Hancock will be concluded successfully.

"The sale of Tarawera and the resolution of the dispute with Carter Holt Harvey and Norske Skog Tasman is the last major step in the programme to sell the forest assets of Tenon, and focus our business on the more profitable activities of wood products manufacturing, marketing and distribution."

   HNRG is the world's largest global manager of institutional timberland investments. The group develops and manages timberland portfolios for institutional investors, including pension funds, insurance companies, corporations, foundations and endowments. As of 31 December 2003, it manages some 1.13 million hectares (2.8 million acres) of forests, representing assets of more than NZ$4 billion, spread through the US South, Northwest and Northeast, Canada and Australia.

   HNRG is a wholly owned subsidiary of John Hancock Financial Services, a publicly traded company listed on the New York Stock Exchange.

   John Hancock, originally founded in 1862, is a major international company with subsidiaries and offices around the globe. As of 31 December 2003 it had assets under management of US$142.5 billion (NZ$191 billion).

                                                                            Ends